[Letterhead of Orrick, Herrington & Sutcliffe LLP]

August 26, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Filing Desk

Re:	Barclays Dryrock Issuance Trust
Barclays Dryrock Funding LLC
Barclays Bank Delaware
Form S-3 Registration Statement
File Nos. 333-197848, 333-197848-01 and 333-197848-02

Ladies and Gentlemen:

On behalf of Barclays Dryrock Issuance Trust, Barclays Dryrock Funding LLC and Barclays Bank Delaware, Barclays Bank Delaware hereby requests that the effective date of the above referenced registration statement be accelerated to 5:00 p.m. (EST) on August 27, 2014.

The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (202) 339-8560 or dridenour@orrick.com or Alan Knoll at (212) 506-5077 or alanknoll@orrick.com.

Sincerely yours,
/s/ David L. Ridenour

David L. Ridenour